SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                              AMENDMENT NO. 9
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         RENTAL SERVICE CORPORATION
                         (Name of Subject Company)

                         UR ACQUISITION CORPORATION
                            UNITED RENTALS, INC.
                                 (Bidders)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                76009V 10 2
                   (CUSIP Number of Class of Securities)

                            UNITED RENTALS, INC.
                         FOUR GREENWICH OFFICE PARK
                            GREENWICH, CT 06830
                          ATTN.: BRADLEY S. JACOBS
                         CHAIRMAN OF THE BOARD AND
                          CHIEF EXECUTIVE OFFICER
                          TELEPHONE:(203) 622-3131
                          FACSIMILE:(203) 622-6080
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  COPY TO:

                           MILTON G. STROM, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000

      UR Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on April 5, 1999, with respect to the Purchaser's offer to purchase all of the shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights if and when issued (collectively, the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a price of $22.75 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the
 Schedule 14D-1 or in the Offer to Purchase referred to therein.

 ITEM 10.  ADDITIONAL INFORMATION.

      The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On May 3, 1999, Parent issued a press release announcing the extension of the Expiration Date of the Offer until 12:00 midnight, New York City time, on Thursday, May 27, 1999. The Offer was previously scheduled to expire at midnight on April 30, 1999. As of midnight, New York City time, on April 30, 1999, 5,242,376 Shares (including 1,190,546 Shares tendered by notice of guaranteed delivery), or approximately 21.6% of the 24,266,491 Shares outstanding at such time, were validly tendered and not withdrawn. The full text of the press release is filed as Exhibit (a)(16) hereto and is incorporated by reference herein.

 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      (a)(16)   Press Release of Parent dated May 3, 1999.


                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                UR Acquisition Corporation

                                By: /s/ John N. Milne
                                   ----------------------------------
                                    Name: John N. Milne
                                    Title: President


                                United Rentals, Inc.


                                By: /s/ Bradley S. Jacobs
                                    ---------------------------------
                                    Name: Bradley S. Jacobs
                                    Title: Chairman and Chief Executive
                                           Officer


 Date: May 3, 1999


                             INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                         EXHIBIT

 (a)(16)      Press Release of Parent dated May 3, 1999.